Mail Stop 3561

January 23, 2009

<u>By U.S. Mail</u>

Joseph Tik Tung Wong
Chief Financial Officer
China Premium Lifestyle Enterprise, Inc.
10/F, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, N.T. Hong Kong

  RE: China Premium Lifestyle, Inc.
      Form 10-K for the year ended December 31, 2007
      Filed March 31, 2008
      File No. 333-120807

Dear Mr. Wong:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Andrew Mew
       Accounting Branch Chief